**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

June 5, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD PROVIDES UPDATE ON
FLOW-THROUGH AND NON-FLOW-THROUGH PRIVATE PLACEMENTS

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") announces that, due to the increase in the Company’s stock price since its May 22, 2018 press release, the TSX Venture Exchange (the “Exchange”) has requested the Company increase the share price of its recently announced Non-Flow-Through Financing, as defined below. There is no change to the Flow-Through Financing announced on the same date. Terms of the two private placements are outlined below.

About the Non-Flow-Through Financing

Subject to Exchange approval, Emgold proposes to carry out a non-brokered non-flow-through hard cash private placement of up to 12,500,000 units (the " Units") of the Company at CDN$0.12 per Unit to raise up to CDN$1.5 million. Each Unit will consist of one common share (each a “Share”) of the Company and one non-transferable share purchase warrant (each a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.17 per Share (the “Non-Flow-Through Financing”). The Shares issued in connection with the Non-Flow-Through Financing, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months. Finder's fees, in cash or securities, or a combination thereof, may be payable in connection with some or all of the offering in accordance with Exchange policies. The proceeds of the Non-Flow-Through Financing will be used for general working capital purposes.

About the Flow-Through Financing

Subject to Exchange approval, Emgold proposes to carry out a non-brokered flow-through private placement of up to 6,666,667 units ("FT Units") of the Company issued at a price of CDN$0.15 per Unit to raise up to CDN$1.0 million. Each FT Unit will consist of one common share issued as a flow-though share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional Share at a price of CDN$0.25 per Share (the “Flow-Through Financing”). The FT Shares issued in connection with this Flow-Through Financing, including the Shares issued on the exercise of the FT Warrants, will be subject to a minimum hold period of four months. Finder's fees, in cash or securities, or a combination thereof, may be payable in connection with some or all of the Flow-Through Financing in accordance with Exchange policies. The FT Shares will entitle the holder to receive the applicable tax benefits, in accordance with the provisions of the Income Tax Act (Canada). Proceeds of the Flow-Through Financing will be used for qualifying exploration at Troilus North Property and the Company’s other B.C. properties.

Troilus North and Golden Arrow Acquisitions

On May 22, 2018, Emgold announced that it has executed a letter of intent (the "Troilus North LOI") to enter into a definitive option, earn-in, and joint venture agreement with Chimata Gold Corporation ("Chimata"; TSX-V: CAT) giving Emgold the right to acquire up to a 100% interest in the Trolius North Property located in Quebec (the "Troilus North Property"). The Troilus North Property is an early stage exploration property located adjacent to the former Troilus Mine, recently acquired by Troilus Gold Corporation (“Troilus Gold”; TSX-V TLG).

On January 4, 2018, Emgold announced that it had executed an amended letter of intent (the “Golden Arrow Amended LOI”) to acquire an immediate interest 51% interest in the Golden Arrow gold-silver property in Nevada (the “Golden Arrow Property”) from Nevada Sunrise Gold Corporation (“Nevada Sunrise”; TSX-V NEV); together with a first option to acquire an additional 29% interest followed a second option to acquire the final 20% interest in the Golden Arrow Property.

Both acquisitions with respect to the Troilus North Property or the Golden Arrow Property (collectively each a “Transaction”) are subject to Exchange approval. Should a “Change of Control” result from either Transaction as defined by Exchange Policy 1.3, Emgold would seek approval of such Transaction by a vote of shareholders.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Director
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option, earn-in, and joint venture agreement for the Troilus North Property, the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Troilus North Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.